UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) hereby gives notice of the first extraordinary general meeting of shareholders of 2020 pursuant to Article 365 of the Korean Commercial Code and Article 18 of the Company’s Articles of Incorporation.

1. Date / Time	November 26, 2020, 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda	A. Report - Report to shareholders of agenda item and related documents B. Agenda 1. Approval of Spin-off Plan

Documents relating to the Extraordinary General Meeting of Shareholders

1. Approval of Spin-off Plan

1.	Purpose of Spin-off

(1)	To enhance the specialization of the mobility business of the Company (the “Spin-off Business”) and improve its management efficiency through a separation of the Spin-off Business.

(2)

To enable focused investment in the core businesses of the Spin-off Company and to strengthen its competitiveness and improve its financial structure through third-party investment, strategic business partnership, technical cooperation, etc., as may be necessary, as well as to discover and invest in new growth engines or businesses that can generate synergies with the Spin-off Company’s existing businesses after the Spin-off.

(3)

To improve corporate and shareholder values by establishing a corporate governance structure that enables efficient and professional decision-making that is appropriate for the characteristics of each business sector, thereby responding swiftly to changes in the market environment and regulations and focusing the Spin-off Company’s capabilities on specialized business areas.

2.	Method of Spin-off

(1)

Pursuant to Articles 530-2 through 530-12 of the KCC, the Spin-off Company will be incorporated through a separation of the Spin-off Business of the Company in the form of a simple vertical spin-off whereby all of the shares of the Spin-off Company will be allocated to the Company, which will survive the Spin-off. The Company will remain a listed company, while the Spin-off Company will be a non-listed company.

	Company Name	Business
Company	SK Telecom Co., Ltd.	All existing businesses except the Spin-off Business

Spin-off Company	T map Mobility Co., Ltd. (tentative)	Mobility business

*

The name of the Spin-off Company may be subject to change at the shareholders’ general meeting of the Company for approval of the Spin-off Plan or at the inaugural general meeting of the Spin-off Company.

(2)	The effective date of the Spin-off will be December 29, 2020 (at 00:00). The effective date of the Spin-off may be subject to change by resolution of the board of directors of the Company.

(3)

The Spin-off will take place pursuant to a special resolution at the shareholders’ general meeting of the Company in accordance with Article 530-3, Sections 1 and 2 of the KCC. Pursuant to Article 530-9, Section 2 of the KCC, the Spin-off Company will only assume the obligations (which term shall include all liabilities in this Spin-off Plan) of the Company that are being transferred to the Spin-off Company in the Spin-off and will not be jointly and severally liable for the payment of any of the Company’s obligations that are not being transferred in the Spin-off. The Company will not be jointly and severally liable for the payment of its obligations that are being transferred to the Spin-off Company in the Spin-off and will only be liable for the payment of the obligations that are not being transferred to the Spin-off Company. In connection therewith, the Company will implement creditor protection procedures in accordance with Articles 530-9 and 527-5 of the KCC.

(4)

In principle, any and all assets and liabilities, other rights and obligations, including those existing under public law, and anything of value (including licenses and permits, employment relationships, contractual relationships, transactional relationships with financial institutions (including accounts with financial institutions) and litigation) of the Company will belong to the Spin-off Company if it relates to the Spin-off Business, and to the Company if it relates to any other business, unless provided otherwise in this Spin-off Plan. However, any rights or obligations relating to the Spin-off Business that cannot be legally or physically transferred will remain with the Company. If a transfer of such rights or obligations to the Spin-off Company is necessary, such matter will be dealt with by consultation between the Company and the Spin-off Company. The same will apply to cases where (i) any approval, permission or clearance by a governmental authority that is required for a transfer under the Spin-off cannot be obtained or (ii) a contract to which the Company is a party relates to both the Spin-off Business and other businesses of the Company, but it is impossible to divide such contract.

(5)

Any obligation that arises or accrues in relation to the business of the Company after the effective date of Spin-off due to an act or fact prior to such date, or any obligation (including any contingent or other liabilities under public and private laws) that had already arisen or accrued prior to such date but is not reflected in this Spin-off Plan for any reason, including a failure to be aware of such obligation, will belong to the Spin-off Company if the act or fact giving rise to the obligation relates to the Spin-off Business, and to the Company if it relates to any other business. In the event that it cannot be determined whether the obligation relates to the Spin-off Business, the obligation will be allocated to the Company and the Spin-off Company in proportion to the value of the respective net assets of the Company and the Spin-off Company under the Spin-off.

(6)

In the event that the Company pays for any obligation that is transferred to the Spin-off Company or the Spin-off Company is released from an obligation through outlay of funds by the Company, the Company will have a right of recovery from the Spin-off Company. In the event that the Spin-off Company pays for any obligation that remains with the Company or the Company is released from an obligation through outlay of funds by the Spin-off Company, the Spin-off Company will have a right of recovery from the Company.

(7)

Paragraph (5) above will apply mutatis mutandis to any receivables or other rights acquired by the Company in relation to its business after the effective date of Spin-off due to an act or fact prior to such date, or any receivables or other rights (including all contingent and other receivables under public and private laws) that had already been acquired prior to such date but are not reflected in this Spin-off Plan for any reason, including a failure to be aware such rights.

(8)

The assets, liabilities and equity of the Spin-off Company will, in principle, be determined by allocating the assets and liabilities belonging, or relating directly or indirectly, to the Spin-off Business to the Spin-off Company, while also collectively taking into account the future operational and investment plans of the Spin-off Company and the relevant requirements under applicable law.

(9)	Article 41 of the KCC will not apply to the Company.

3.	Spin-off Timeline

	Event	Date
	Resolution of the board of directors	October 15, 2020

	Record date for determination of shareholders for shareholders’ general meeting of the Company for Spin-off	October 30, 2020 (at 24:00)

	Shareholders’ general meeting of the Company for approval of Spin-off Plan	November 26, 2020

	Effective date of Spin-off	December 29, 2020

	Shareholders’ general meeting of the Company for report of Spin-off and inaugural general meeting of Spin-off Company	December 29, 2020

	Registration of Spin-off (expected)	December 29, 2020

	Notice of record date for shareholder determination	October 16, 2020

Others	Dispatch of notice of shareholders’ general meeting and public notice of shareholders’ general meeting	November 9, 2020

	Submission period for creditors’ dissent	November 26, 2020 – December 28, 2020

*	The above timeline is subject to change due to applicable law, the Company’s circumstances and consultations with the relevant authorities.
*	The shareholders’ general meeting of the Company for report of Spin-off and the inaugural general meeting of the Spin-off Company above may be substituted with a board resolution and announcement.
*

Pursuant to Articles 530-12 and 530-7 of the KCC, the statement of financial position of the Spin-off Business and other documents will be available for inspection at the Company’s head office for the period starting from the date which is two weeks before the shareholders’ general meeting to approve the Spin-off and ending on the date which is six months after the date of registration of the Spin-off.

4.	Matters Relating to the Company

(1)	Name, purpose, head office and method of public notice

Name	SK Telecom Co., Ltd.

Purpose

1. Information and communication business

2. Sale and lease of handsets business

3. New media business

4. Advertising business

5. Mail order sales business

6. Real estate business (development, management, leasing, etc.) and chattel leasing

7. Research and technology development relating to Items 1 through 4

8. Overseas and import/export business relating to Items 1 through 4

9. Manufacturing and distribution business relating to Items 1 through 4

10. Travel business

11. Electronic financial business

12. Film industry (production, import, distribution and showing)

13. Lifetime education and lifetime educational facilities management

14. Electric engineering business

15. Information and communication related engineering business

16. Ubiquitous city construction and related services business

17. Related businesses through investment in, management and operation of, domestic and foreign subsidiaries and invested companies

18. Construction business including machine equipment work, etc.

19. Import/export business, import/export brokerage and/or agency business

20. Electric utility business including smart grid business, etc.

21. Any other incidental businesses relating to the foregoing activities

Address of head office	65 Eulji-ro, Jung-gu, Seoul, Korea

Method of public notice	Publication on company website (http://www.sktelecom.com), or if such publication is impossible due to network failure or other inevitable reasons, publication in The Korea Economic Daily (Hankuk Kyungje Shinmoon) published in Seoul.

(2)	Reduction of capital and reserve

The Spin-off is a simple vertical spin-off, and therefore the capital and reserve amount of the Company will not be reduced.

(3)	Method of capital reduction

Not applicable.

(4)	Total number of issued shares after Spin-off

The Spin-off is a simple vertical spin-off, and therefore the total number of issued shares of the Company will not change.

(5)	Total number, type and composition of issued shares to be reduced

Not applicable.

(6)	Property to be transferred in Spin-off and its value

See Section 5(7) below.

(7)	Other matters requiring amendment of articles of incorporation

Not applicable.

5.	Matters Relating to the Spin-off Company

(1)	Name, purpose, head office and method of public notice

Name	T map Mobility Co., Ltd.

Purpose	See [Attachment 4] (Articles of Incorporation of the Spin-off Company)

Address of head office	25th Floor., Unit B-25 26 Ujeongguk-ro, Jongno-gu, Seoul, Korea

Method of public notice	Publication on company website (http:// www.tmap.co.kr), or if such publication is impossible due to network failure or other inevitable reasons, publication in The Korea Economic Daily (Hankuk Kyungje Shinmoon) published in Seoul.

*

The name, purpose, address of head office and method of public notice above may be subject to change at the shareholders’ general meeting of the Company for approval of the Spin-off Plan or at the inaugural general meeting of the Spin-off Company.

(2)	Total number of authorized shares and par value per share of the Spin-off Company

Total number of authorized shares	100,000,000
Par value	Won 500 per share

(3)	Total number and type of shares of the Spin-off Company to be issued upon Spin-off

Total number of shares to be issued	10,000,000
Type of shares	Common shares
Par value	Won 500 per share

*	The number and par value of shares to be issued above may be subject to change based on the final value of assets to be transferred on the effective date of the Spin-off.

(4)	Matters relating to allocation of shares to shareholders of Spin-off Company

The spin-off is a simple vertical spin-off, and therefore 100% of the shares issued by the Spin-off Company upon incorporation will be allocated to the Company.

(5)	Amount to be paid to shareholders of the Company

Not applicable.

(6)	Share capital and reserve of Spin-off Company

(Unit: Won)
Amount
Share Capital	5,000,000,000
Reserve	156,253,579,999

*

The above amounts were calculated based on financial information as of June 30, 2020 and may change based on the final value of the assets to be transferred on the effective date of the Spin-off, which will be reviewed and confirmed by a certified public accountant.

(7)	Property of the Company to be transferred to the Spin-off Company and Its Value

①

The Company will transfer to the Spin-off Company any and all assets and liabilities, other rights and obligations, including those existing under public law, and anything of value (including licenses and permits, employment relationships, contractual relationships, accounts with financial institutions and litigation) that will belong to the Spin-off Company in accordance with this Spin-off Plan.

②

See [Attachment 1] (Statement of Financial Position of Spin-off) and [Attachment 2] (List of Transferred Property), which were prepared as of June 30, 2020, for a list of properties to be transferred in the Spin-off and their value. Such list may be amended or supplemented if there is any change in the assets or liabilities of the Spin-off Business due to operations or financial activities of the Spin-off Business after June 30, 2020 and before the effective date of the Spin-off, if any omission or misstatement of assets or liabilities is discovered or if there is any change to their value, which will be reflected as changes to [Attachment 1] and [Attachment 2].

③	The final value of each item in the list of transferred property referred to in ② above will be reviewed and confirmed by a certified public accountant.

④

Any rights or obligations relating to the Spin-off Business that cannot be legally or physically transferred will remain with the Company. If a transfer of such rights or obligations to the Spin-off Company is necessary, such matter will be dealt with by consultation between the Company and the Spin-off Company. The same will apply to cases where (i) any approval, permission or clearance by a governmental authority that is required for a transfer under the Spin-off cannot be obtained or (ii) a contract to which the Company is a party relates to both the Spin-off Business and other businesses of the Company, but it is impossible to divide such contract.

⑤

In accordance with this Spin-off Plan, any domestic and foreign intellectual property rights owned by the Company prior to the effective date of the Spin-off will belong to the Spin-off Company if it relates to the Spin-off Business, and to the Company if it relates to any other business.

⑥

In accordance with this Spin-off Plan, any chattel or real property used for operating the Spin-off Business, contractual relationships relating to the Spin-off Business, any rights to collateral pledged to secure related rights or obligations and any rights to guarantees or guarantee relationships for receivables or contractual relationships related to the Spin-off Business will belong to the Spin-off Company.

⑦

Among the litigations to which the Company is party prior to the effective date of the Spin-off, the litigations listed in [Attachment 3] (List of Transferred Litigations) will be assumed by the Spin-off Company. Such list may be subject to change on the effective date of the Spin-off.

⑧

The Company will provide the necessary cooperation, including by entering into necessary contracts, such that the Spin-off Company can operate the Spin-off Business as it was operated prior to the Spin-off immediately upon its incorporation.

(8)	Matters relating to assumption by Spin-off Company of obligations relating to properties contributed by the Company

Pursuant to Article 530-9, Section 2 of the KCC, the Spin-off Company will only assume the obligations of the Company that are being transferred in accordance with this Spin-off Plan and will not be jointly and severally liable for the payment of any of the Company’s obligations that are not being transferred to the Spin-off Company. The Company will not be jointly and severally liable for the payment of its obligations that are being transferred to the Spin-off Company and will only be liable for the payment of the obligations that are not being transferred to the Spin-off Company.

(9)	Date of registration of Spin-off

The Company and the Spin-off Company plan to register the Spin-off on December 29, 2020.

(10)	Matters relating to the representative director, directors and auditors of the Spin-off Company

The representative director, directors and auditors of the Spin-off Company will be appointed at the inaugural general meeting of the Spin-off Company.

(11)	Succession of employees and severance pay

The Spin-off Company will assume all obligations related to the employment relationships of the employees working in the Spin-off Business as of December 29, 2020, the planned effective date of the Spin-off, and related legal relationships (including severance pay) from the Company.

(12)	Articles of incorporation of Spin-off Company

See [Attachment 4] for the articles of incorporation of the Spin-off Company. However, the articles of incorporation in Attachment 4 may be subject to change at the shareholders’ general meeting of the Company for approval of the Spin-off Plan, or the inaugural general meeting of the Spin-off Company.

(13)	Method of incorporation of Spin-off Company

The Spin-off Company will not have any other shareholders and its capital solely comprise the property to be transferred from the Company.

6.	Miscellaneous

(1)	Revision or amendment of Spin-off Plan

This Spin-off Plan may be subject to change based on consultations with the relevant authorities, applicable law or during the approval process at the shareholders’ general meeting. In addition, if this Spin-off Plan is approved at the Company’s shareholders’ general meeting, the items below may be revised or amended prior to the registration of the Spin-off by resolution of the Company’s board of directors or by the Company’s representative director without further approval at a shareholders’ general meeting of the Company (i) so long as such revision or amendment is reasonably necessary and the shareholders of the Company or the Spin-off Company are not thereby disadvantaged; and (ii) to the extent such items are not materially altered in substance. Such revision or amendment will take effect upon notice or public announcement pursuant to applicable law.

①	Name of the Company or the Spin-off Company

②	Spin-off timeline

③	Properties to be transferred and their value

④	Financial structure before and after Spin-off

⑤	Total number of shares to be issued by the Spin-off Company upon the Spin-off

⑥	Matters relating to the representative director, directors or auditors of the Spin-off Company

⑦	Articles of incorporation of the Company or the Spin-off Company

(2)	Appraisal rights of dissenting shareholders

Not applicable to a simple vertical spin-off.

(3)	Matters requiring transition between companies

Matters requiring transition between the Company and the Spin-off Company in connection with the implementation of this Spin-off Plan (including documents, data or other information or matters related the Spin-off Business) will be determined by separate agreement between the Company and the Spin-off Company.

(4)	Transfer of personal information

As of the effective date of the Spin-off, all personal information relating to the Spin-off Business will be transferred pursuant to the Personal Information Protection Act of Korea and other laws related to the protection of personal information, and the Company will implement all legal requirements for such transfer, including notice thereof, within the prescribed deadline.

October 15, 2020

SK Telecom Co., Ltd.

Representative Director Jung Ho Park

Attachments:

1.	Statement of Financial Position of Spin-off
2.	List of Transferred Property
3.	List of Transferred Litigations
4.	Articles of Incorporation of the Spin-off Company

[Attachment 1] Statement of Financial Position of Spin-off

		(Unit: Won)

	Before Spin-off	After Spin-off
		Company	Spin-off Company
Assets
I. Current Assets	4,754,971,847,389	4,628,581,352,158	126,647,645,976

Cash and Cash Equivalents	379,054,704,542	257,954,704,542	121,100,000,000
Short-term Financial Instruments	290,873,020,000	290,873,020,000	—
Trade Receivables	1,503,023,481,625	1,498,776,443,178	4,247,038,447
Other Receivables (Current)	469,375,858,146	469,230,620,298	145,237,848
Inventories	5,452,631,071	4,873,631,071	579,000,000
Other Current Assets	2,107,192,152,005	2,106,872,933,069	576,369,681

II. Non-Current Assets	25,983,779,504,345	26,086,009,254,520	59,354,093,201

Long-term Financial Instruments	744,180,567,542	744,180,567,542	—
Other Receivables (Non-current)	248,528,883,025	248,528,883,025	—
Investments in Associates and Subsidiaries	10,800,206,635,150	10,961,460,215,149	—
Long-term Prepaid Expenses	975,081,643,772	975,081,643,772	—
Tangible Assets	8,424,981,869,221	8,396,728,201,665	28,253,667,556
Intangible Assets	3,175,726,673,248	3,146,725,813,110	29,000,860,138
Goodwill	1,306,236,298,549	1,306,236,298,549	—
Other Non-current Assets	308,836,933,838	307,067,631,708	2,099,565,507

Total Assets	30,738,751,351,734	30,714,590,606,678	186,001,739,177

Liabilities
I. Current Liabilities	4,560,493,241,251	4,552,255,807,776	8,494,584,220

Current Portion of Long-term Borrowings	13,686,702,234	13,686,702,234	—
Current Bond Payable	359,740,538,467	359,740,538,467	—
Other Payables	3,149,840,769,268	3,142,141,161,349	7,699,607,919
Current Provisions	56,498,085,389	56,498,085,389	—
Income Tax Liabilities for the Period	118,472,510,808	118,472,510,808	—
Lease Liabilities	210,627,094,385	210,627,094,385	—
Other Current Liabilities	651,627,540,700	651,089,715,144	794,976,301

II. Non-current Liabilities	8,705,315,779,397	8,689,392,467,816	16,253,574,958

Long-term Borrowings	13,670,609,717	13,670,609,717	—
Non-current Bond Payable	6,458,370,819,160	6,458,370,819,160	—
Defined Benefit Liabilities	63,907,943,709	62,179,144,511	1,728,799,198
Other Payables (Non-current)	1,133,538,398,305	1,133,538,398,305	—

	Before Spin-off	After Spin-off
		Company	Spin-off Company
Long-term Lease Liabilities	237,032,654,071	223,011,909,766	14,020,744,305
Deferred Income Tax Liabilities	709,433,253,116	709,763,516,493	—
Other Non-current Liabilities	89,362,101,319	88,858,069,864	504,031,455
Total Liabilities	13,265,809,020,648	13,241,648,275,592	24,748,159,178
Equity
Capital Stock	44,639,473,000	44,639,473,000	5,000,000,000
Other Paid-in Capital	715,721,440,719	715,721,440,719	156,253,579,999
Retained Earnings	16,576,694,220,871	16,576,694,220,871	—
Other Equity	135,887,196,496	135,887,196,496	—
Total Equity	17,472,942,331,086	17,472,942,331,086	161,253,579,999
Total Liabilities and Equity	30,738,751,351,734	30,714,590,606,678	186,001,739,177

*

The above statement of financial position was prepared based on the Company’s statement of financial position as of June 30, 2020 and may differ from the actual statement of financial position to be prepared on the effective date of the Spin-off.

[Attachment 2] List of Transferred Property

		(Unit: Won)

Account	Details	Amount
Assets
I. Current Assets		126,647,645,976
1. Cash and Cash Equivalents	Cash & Current Deposits	121,100,000,000
2. Trade Receivables	Trade Receivables	4,351,940,327
	(Allowance for Doubtful Accounts)	(104,901,880)
3. Other Receivables (Current)	Accounts Receivable	89,159,503
	Accrued Revenues	56,078,345
4. Inventories	Merchandises	579,000,000
5. Other Current Assets	Advance Payments	254,088,282
	Prepaid Expenses	65,130,654
	Purchase VAT	257,150,745
II. Non-current Assets		59,354,093,201
1. Tangible Assets	Machinery	8,700,825,226
	Tools	121,175,000
	Office Equipment	349,505,751
	Right-of-use asset	13,276,733,266
	Construction in Progress	5,805,428,313
2. Intangible Assets	Patents - Industrial	268,716,951
	Memberships	2,208,367,371
	Software	26,523,775,816
3. Other Non-current Assets	Deposits Provided	1,769,302,130
	Deferred Income Tax Assets	330,263,377

Total Assets		186,001,739,177

Liabilities
I. Current Liabilities		8,494,584,220
1. Other Payables	Non-trade Payables	3,874,308,617
	Accrued Expenses	3,825,299,302
2. Other Current Liabilities	Withholdings	503,192,566
	Advances from Customers	291,783,735
II. Non-current Liabilities		16,253,574,958
1. Accrued Severance Benefits	Provision for Severance Benefits	12,494,509,262
	(Deposits for Severance Benefits)	(10,765,710,064)
2. Lease Liabilities	Lease Liabilities	14,020,744,305
3. Other Non-current Liabilities	Long-term Accrued Expenses	504,031,455

Total Liabilities		24,748,159,178

Equity
I. Capital Stock	Capital Stock	5,000,000,000
II. Other Paid-In Capital	Additional Paid-in Capital	156,253,579,999

Total Equity		161,253,579,999

Total Liabilities and Equity		186,001,739,177

*

The above list was prepared based on the Company’s statement of financial position as of June 30, 2020 and may differ from the actual amounts of assets and liabilities that will be transferred on the effective date of the Spin-off.

[Attachment 3] List of Transferred Litigations

None.

[Attachment 4] Articles of Incorporation of the Spin-off Company

CHAPTER I. GENERAL PROVISIONS

Article 1 (Name of Company)

The name of the company shall be “T map Mobility Chusik Hoesa” in Korean and “T map Mobility Co.,Ltd.” in English (the “Company”).

Article 2 (Purpose)

The purpose of the Company is to engage in the following business activities:

1.	location information and location based services

2.	mapping

3.	O2O services

4.	specialty services relating to information processing technology

5.	advertising

6.	mail-order (internet) sales

7.	electronic banking

8.	database search, development and distribution(sales)

9.	information processing and value-added telecommunications businesses

10.	consulting, development and publishing of software

11.	public opinion polling and research services

12.	electronic commerce and related distribution business

13.	designated driver services

14.	real estate (development, maintenance, lease, etc.) and lease of personal property

15.	businesses via investment, management and operation of domestic and foreign subsidiaries

16.	any and all businesses which are incidental or related to those set forth above

Article 3 (Location of Head Office)

The head office of the Company shall be located in Seoul. The Company may, by a resolution of the Board of Directors, establish branches, liaison offices, business offices, local subsidiaries, etc. within or outside Korea as deemed necessary.

Article 4 (Method of Public Notice)

Public notices of the Company shall be made in its website (http://www.tmap.co.kr); provided, however, that if such public notice in its website cannot be made for an unavoidable reason, the Company may make a public notice in The Korea Economic Daily, which is a daily newspaper published in Seoul.

CHAPTER II. SHARES

Article 5 (Total Number of Authorized Shares and Par Value Per Share)

(1)	The total number of shares which the Company is authorized to issue shall be 100,000,000 shares.

(2)	The par value per share to be issued by the Company shall be Korean Won 500.

Article 6 (Total Number of Shares at the Time of Incorporation)

The total number of shares to be issued at the time of incorporation of the Company shall be 10,000,000 shares.

Article 7 (Type of Share Certificate)

The share certificates of the Company shall be issued in the following eight denominations, one, five, ten, fifty, one hundred, five hundred, one thousand, and ten thousand shares. In respect of a shareholder, a single share certificate representing the total number of shares held by such shareholder may be issued.

Article 8 (Classes, Number and Description of Shares)

The shares to be issued by the Company shall be common shares.

Article 9 (Preemptive Rights)

(1)	Each shareholder of the Company shall have preemptive rights to subscribe for new shares to be issued by the Company, in proportion to their respective shareholdings.

(2)

Notwithstanding Paragraph (1) above, the Company may, by a resolution of the Board of Directors, allocate new shares to persons other than the existing shareholders of the Company, to the extent necessary to achieve management objectives of the Company, such as to introduce new technology or improve the Company’s financial structure.

(3)	The disposition of any fractional share resulting from incurred while assigning new shares shall be conducted of by the means determined by the resolution of the Board of Directors.

Article 10 (Stock Options)

(1)	The Company may, in accordance with relevant laws and regulations, grant stock options up to 10% of the total number of the issued shares upon a special resolution of the shareholders:

(2)	The Company shall grant stock options pursuant to the provisions prescribed in one of the following :

1.	Issue new common stock at the exercise price of the stock option;

2.	Provide treasury stock (common stock) at the exercise price of the stock option or

3.	Grant/provide the difference between the exercise price of the stock option and the then-current market price in cash or treasury stock (common stock).

(3)

The exercise period of the stock option shall be decided by the Board of Directors at the time of the grant. Provided, however, that such period shall commence only after the date on which two years have elapsed from the date of the resolution under Paragraph (1)

(4)	Grant of stock option may be revoked upon the resolution of the Board of Directors in any of the following events:

1.

An officer or employee who has been granted stock options voluntarily resigns or retires within two years(or such longer period designated by the Board of Directors at the time of grant) from the date of grant of stock option.

2.	An officer or employee who has been granted stock options intentionally or negligently causes a material damage to the Company.

3.	The Company is unable to accept the exercise of stock options due to the bankruptcy or dissolution of the Company; or

4.	Any of the reasons for revocation specified under the Stock Option Agreement has occurred.

(5)	Payment of the dividends for the new shares issued by the exercise of stock option shall be subject to the provision of Article 11.

Article 11 (Issuance Date of New Shares for the Purpose of Dividends)

In case the Company issues new shares through a capital increase, bonus issuance or stock dividend, the new shares shall, for the purposes of distribution of dividends (including interim dividends) with respect to such new shares, be deemed to have been issued at the end of the financial year immediately preceding the financial year in which the new shares are issued.

Article 12 (Transfer Agent)

(1)	The Company may designate a transfer agent for stock.

(2)

In case the Company designate a transfer agent, the appointment, office, and the scope of the activities of the transfer agent shall be determined by the resolution of the Board of Directors and shall be publicly notified.

Article 13 (Report of Addresses, Names and Seals or Signatures of Shareholders and Others)

(1)	Each shareholder and registered pledgee shall report their name, address and seal or signature to the Company, and shall report to the Company immediately upon any change thereof.

(2)	The shareholders and registered pledgees that reside in a foreign country shall submit to the Company the information of an agent and his or her address in Korea to whom any notices may be sent.

(3)	Any changes to the matters stipulated in Paragraphs 1 and 2 above shall be reported accordingly.

Article 14 (Closing the Shareholders’ Registry and Record Date)

(1)	From January 1 to January 31 of each year the Company shall suspend alteration of any entry with respect to shareholders’ rights in the shareholders’ registry.

(2)

The Company shall deem each shareholder in the shareholders’ registry as of December 31 of each financial year to be a shareholder entitled to exercise the rights as a shareholder at the Annual General Meeting of Shareholders convened with respect to such financial year.

(3)

The Company may, if necessary for convening of an Extraordinary General Meeting of Shareholders or any other necessary cases, by a resolution of the Board of Directors, for a certain period not exceeding three months from the date of such resolution of the Board of Directors, suspend any alteration of entries of the shareholders’ registry, or set a record date within three months of such resolution of the Board of Directors. If the Board of Directors deems it necessary, the Company may suspend any alteration of entries in the shareholders’ registry and set the record date at the same time. In such cases, the Company shall give at least two weeks prior notice to the public.

CHAPTER III. Bonds

Article 15 (Issuance of Bonds)

(1)	The company may issue bonds in accordance with a resolution of the Board of Directors.

(2)

The Board of Directors may determine the amount and the type of the bond to be issued, and may delegate to the Representative Director the authority to issue bonds on such terms within 1 year thereafter.

Article 16 (Applicable Provisions for Issuance of Bonds)

The provisions of Articles 12 and 13 shall apply to issuance of bonds.

CHAPTER IV. GENERAL MEETINGS OF SHAREHOLDERS

Article 17 (Convening of General Meetings of Shareholders)

(1)	The two types of General Meetings of Shareholders of the Company shall be the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders.

(2)

The Annual General Meeting of Shareholders shall be held within three months of the end of each financial year and an Extraordinary General Meeting of Shareholders may be convened by a resolution of the Board of Directors, whenever deemed necessary.

Article 18 (Person Authorized to Convene General Meeting of Shareholders)

(1)

Unless otherwise provided in relevant laws and regulations, a General Meeting of Shareholders shall be convened by the Representative Director of the Company under a resolution of the Board of Directors.

(2)	If the Representative Director is absent or unable to perform his/her duties, Article 30(2) shall apply mutatis mutandis.

Article 19 (Notice of Convocation and Public Notice)

(1)

A written notice of the General Meeting of Shareholders of the Company stating the date, time and place of the meeting and the purposes for which the meeting has been convened shall be sent to each shareholder, or with the consent of each shareholder, the Company may send such notice in electronic form, to each shareholder at least two weeks prior to the date set for such General Meeting of Shareholders. Such two weeks notice period or the foregoing procedure may be shortened or waived with the consent of all shareholders.

(2)	The Company shall enclose with the notice under Paragraph 1 a document and any supplementary information that are necessary for a shareholder to exercise his/her/its voting right in writing.

Article 20 (Place of Meeting)

A General Meeting of Shareholders shall be held at the place where the head office of the Company is located; provided, however, that it may, as deemed necessary, be held in a place other than the head office of the Company.

Article 21 (Chairperson)

(1)	The Chairperson of all General Meetings of Shareholders will be the Representative Director.

(2)	If the Representative Director is not present at the General Meeting of Sharedholders or unable to perform his/her duties as the Chairperson, Article 30(2) shall apply mutatis mutandis.

Article 22 (Voting Rights and Proxy)

(1)	Each shareholder shall have one vote for each share he/she owns.

(2)	Each shareholder may exercise his/her vote by proxy.

(3)

In case of Paragraph (2), the proxy must present to the Company an appropriate document (a power of attorney) evidencing his/her proxy authority prior to the commencement of the General Meeting of Shareholders.

(4)

A shareholder may exercise his/her voting right in writing without attending the shareholders’ meeting. If a shareholder wishes to exercise his/her voting right in writing, he or she must submit to the Company a document with the required information for exercising his or her voting right pursuant to Article 19(2) at the latest by one day immediately preceding the meeting date.

Article 23 (Method of Resolution)

Except as otherwise provided under the relevant laws and regulations, or these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by the affirmative vote of shareholders at such meeting which are eligible to vote which (a) is a majority of the total number of voting shares of all shareholders present at such meeting, and (b) represents at least one-quarter of the total number of issued and outstanding voting shares of the Company.

Article 24 (Minutes of General Meeting of Shareholders)

The proceedings of a General Meeting of Shareholders and the results of such meeting shall be recorded in the Minutes of Meeting of Shareholders. The minutes shall bear the names and signatures or seals of the Chairperson and of the directors present at the meeting, and shall be kept at the Company’s head office and branches.

CHAPTER V. OFFICERS AND BOARD OF DIRECTORS

Article 25 (Number of Directors and Auditor)

The Company shall have at least three directors and one auditor; provided, however, that the Company may have less than three directors and may choose to not have an auditor, if the paid-in capital of the Company is less than KRW 1 billion.

Article 26 (Election of Directors and Auditor)

(1)	The directors and auditor shall be elected at a General Meeting of Shareholders.

(2)

In electing an auditor, a shareholder who holds voting shares in excess of three-hundredths of the total voting shares of the Company may not exercise his/her voting rights with respect to any shares that exceed such threshold.

(3)	If electing two or more directors, the cumulative voting as prescribed by Article 382-2 of the Commercial Act will not apply.

Article 27 (Term of Office of Director and Auditor)

(1)

The term of office of a director shall be three years; provided, however, that such term of office shall be extended until the close of the Annual General Meeting of Shareholders held with respect to the last period for the settlement of accounts comprised in his/her term of office if his/her term of office expires after the end of the said last period for settlement of accounts but before the close of the said meeting of shareholders.

(2)	The term of office for an auditor shall expire on the close of the Annual General Meeting of Shareholders convened in respect of the third financial year after the date of appointment of such auditor.

Article 28 (Election to Fill a Vacancy)

(1)

If there is a vacancy in the number of directors or auditor, a substitute director or auditor shall be elected in a General Meeting of Shareholders to fill such vacancy; provided, however, that the foregoing provision shall not apply if the number of the existing directors or auditor in office is not less than the number of directors or auditor provided in Article 25 hereof and no hindrance is caused to carrying on the Company’s business thereby.

(2)	The term of office for a director or an auditor who was appointed to fill vacancy of a director or an auditor shall be the remainder of the predecessor’s term.

Article 29 (Appointment of the Representative Director)

Representative Director shall be elected by the Board of Directors.

Article 30 (Duties of the Representative Director)

(1)	The Representative Director shall represent the Company and take overall charge of the operation of the Company’s business.

(2)

If the Representative Director is absent or unable to perform his/her duties for any reason, the other directors, in the order of priority designated by the Board of Directors, shall take his or her place as the Representative Director.

Article 31 (Duties of Directors)

(1)	Each director shall faithfully perform his/her duties for the Company in accordance with relevant laws and regulations and these Articles of Incorporation.

(2)	Each director shall perform his duties for the Company with the duty of care of a prudent manager of the Company.

(3)	During the term of office and thereafter, a director shall not divulge any secret of the Company obtained in the course of performance of his/her duties.

(4)	If any director becomes aware of any facts which may cause substantial losses to the Company, such director shall immediately report it to the auditor.

Article 32 (Duties of the Auditor)

(1)	The auditor shall audit the performance of duties by directors and the business and property status of the Company.

(2)	The auditor has the right to attend a meeting of the Board of Directors and express his/her opinion.

(3)

The auditor has the right to, if deemed necessary, request the convening of a Board of Directors meeting by submitting, to a director (or any person authorized to convene a Board of Directors meeting), documents stating the agenda and reasons for the convening of such meeting.

(4)	If the director fails to promptly convene a Board of Directors meeting despite the request under Paragraph (3), then the auditor has the right to convene a Board of Directors meeting.

Article 33 (Remuneration and Retirement Allowances for Directors and the Auditor)

(1)

The remuneration for the directors and the auditor shall be determined by a resolution of a General Meeting of Shareholders. Resolutions for determining an auditor(s)’ remuneration shall be presented to and adopted by a resolution of the shareholders, separately from the agenda for determining directors’ remuneration.

(2)

Severance pay for directors and the auditor shall be paid in accordance with the Company’s regulation concerning severance pay for officers which shall have been duly approved by a resolution of a General Meeting of Shareholders.

Article 34 (Release from Liability of Directors and the Auditor)

(1)

Each director shall be released from his or her liability as a director under Article 399 of the Commercial Act with respect to the portion of such liability which exceeds six times (or three times in the case of an outside director) the amount of his or her remuneration (which shall include any bonus and profit arising from his or her exercise of stock options) during the one year immediately prior to the date of the director’s action which caused such liability, except where the director has caused damage by willful misconduct or gross negligence or such action falls under Articles 397, 397-2 or 398 of the Commercial Act.

(2)	Paragraph (1) shall apply mutatis mutandis to the liability of an auditor under Article 414 of the Commercial Act.

Article 35 (Constitution of the Board of Directors and Convocation)

(1)	The Board of Directors of the Company shall consist of directors.

(2)

A meeting of the Board of Directors shall be convened by the Representative Director, giving notice to each director and auditor at least one day prior to the scheduled date of such meeting; provided, however, that the said procedures may be waived or shortened with the consent thereon of all directors and the auditor.

(3)

The Representative Director will be the chairperson of the Board of Directors. Provided, however, if the Representative Director is not present at a meeting of the Board of Directors or is unable to perform his/her duties as the chairperson, a person appointed at a meeting of the Board of Directors will chair such meeting of the Board of Directors.

Article 36 (Method of Resolution of Board of Directors)

(1)

The quorum for a Board of Directors meeting shall be the presence of more than one-half of the directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the directors present at the meeting of the Board of Directors, except as otherwise provided in relevant laws and regulations or these Articles of Incorporation.

(2)

The Board of Directors may allow all or some of the directors to participate and vote, without being actually present at a Board of Directors meeting by means of a communication system whereby they may receive and transmit live audio communications. Directors participating in the Board of Directors meeting in the foregoing manner shall be deemed to be present in person at such meeting.

Article 37 (Minutes of Board of Directors’ Meeting)

The proceedings of the Board of Directors meeting shall be recorded in the minutes. The minutes shall bear the names and signatures or seals of all directors and the auditor present and shall be kept at the Company’s head office and branches.

Article 38 (Records of the Auditor)

The auditor shall record the substance and results of an audit and the auditor who conducts the audit must sign or affix his or her seal to the record.

CHAPTER VI. ACCOUNTING

Article 39 (Financial Year)

Each financial year of the Company shall commence on January 1 and end on December 31 in the same year.

Article 40 (Preparation and Maintaining Financial Statements, etc.)

(1)

The Representative Director of the Company shall prepare and submit the following documents, schedules and the business report to the auditor at least six weeks prior to the date of the Annual General Meeting of Shareholders, and submit each of the following documents and the business report to the Annual General Meeting of the Shareholders.

1.	Balance sheet;

2.	Profit and loss statement; and

3.	other documents relating to the financial condition and the management performance of the Company as designated by the enforcement ordinances of the Commercial Act.

(2)

Consolidated financial statements shall be included in the documents as specified in Paragraph (1) above if the Company falls within the scope of the Company which is required to prepare the consolidated financial statements as defined in the enforcement ordinances of the Commercial Act.

(3)	The auditor shall submit the auditor’s report to the Representative Director within four weeks from the date of receiving the documents referred to in Paragraph (1).

(4)	Notwithstanding Paragraph(1), the Company may approve the documents by the resolution of the Board of Directors in the event all of the following conditions are satisfied:

1.

an opinion of an external auditor that the documents referred to in Paragraph (1) fairly reflect the financial condition and the management performance of the Company according to the related applicable laws and the Articles of Incorporation; and

2.	the consent thereon of all the auditor(s)

(5)

In the event the Board of Directors has resolved in accordance with Paragraph (4), the Representative Director shall report to the General Meeting of Shareholders the contents of the documents referred to in Paragraph (1).

(6)

The Representative Director shall keep the documents referred in Paragraph (1) together with the auditor’s report in the head office and branches of the Company at least one week prior to the Annual General Meeting of Shareholders and subsequently for five years at the head office and three years in each branch of the Company.

(7)

The Representative Director shall give public notice of the balance sheet and an opinion of external auditors immediately after the documents referred to in Paragraph (1) have been approved by the Annual General Meeting of Shareholders or the Board of the Directors pursuant to Paragraph(4).

Article 41 (Appropriations of Profits)

The Company shall dispose of the retained earnings (including those carried forward) for each financial year, as follows:

1.	Legal reserve;

2.	Other statutory reserves;

3.	Dividends;

4.	Voluntary reserves; and

5.	Other appropriation of retained earnings.

Article 42 (Dividends)

(1)	Dividends may be paid in cash, shares or other assets.

(2)	Dividends under Paragraph (1) shall be paid to the shareholders or pledgees registered in the shareholders’ registry of the Company as of the end of each financial year.

(3)

Matters regarding payment of dividends are determined by the resolution of shareholders’ meeting: Provided, that they shall be determined by the resolution of the Board of Directors if financial statements are approved by the Board of Directors pursuant to Article 40(4).

Article 43 (Distribution of Interim Dividend)

(1)	The Company may pay interim dividends under the Commercial Act and other relevant laws and regulations.

(2)

The interim dividends under Paragraph (1) shall be made by a resolution of the Board of Directors, provided that the specific method, limit, etc. relating to the such interim dividends shall be determined in accordance with the Commercial Act and other relevant laws and regulations.

Article 44 (Statute of Limitations for Right to Dividends)

(1)	The right to dividends shall be extinguished if the right is not exercised for five years. The dividends with respect to which the right has been so extinguished shall be retained by the Company.

(2)	The dividends shall bear no interest.

CHAPTER VII. MISCELLANEOUS

Article 45 (Internal Regulations)

The Company may, by a resolution of the Board of Directors, establish detailed rules or other regulations deemed necessary for the management and conduct of the Company’s business.

Article 46 (Unstated Matters)

Any matters not set forth in these Articles of Incorporation shall be in accordance with resolutions of the General Meeting of Shareholders, the Commercial Act and other relevant laws and regulations.

ADDENDUM

Article 1 (Incorporation by Spinoff and Effective Date)

The Company will be incorporated by a spinoff from SK Telecom Co., Ltd., and these Articles of Incorporation will be effective from the date of the incorporation of the Company.

Article 2 (Initial Financial Year)

Notwithstanding the provision of Article 39, the first financial year of the Company shall commence on the date of incorporation of the Company and end on December 31 of that year.

Article 3 (Initial Representative Director)

Notwithstanding Article 29 of these Articles of Incorporation, the initial Representative Director shall be appointed at an Inaugural General Meeting.

The undersigned hereby prepared these Articles of Incorporation to incorporate the Company and signs or affixes the corporate seal of the Representative Director of the divided company, SK Telecom, Co., LTD. hereto.

Date: 2020. 11. 26.

SK Telecom Co., Ltd. (Corporate registration number: 110111-0371346)

Representative Director             Jung Ho Park            (seal)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: November 9, 2020